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                                                                     EXHIBIT 4.7

                              [English translation]

                            FRAMEWORK DEVELOPMENT and
                           FRAMEWORK DELIVERY CONTRACT

by and between

Ifco Systems GmbH, represented by managing directors Wolfgang Orgeldinger and Karl Pohler, 15 Zugspitzstrasse, Pullach 82049, Germany,

                                                       hereinafter Ifco,

and

Schoeller Wavin Systems AG, represented by its managers Walter Hirsch and Christian Nobs, Route de la Condemine, Romont 1680, Switzerland,

                                                       hereinafter SWS,

entering into the following contract:


1.) Preface

Ifco is the owner of a worldwide pool of reusable, collapsible multipath plastic containers (hereinafter crates) for the transport of fruits and vegetables as well as other goods. SWS manufactures such crates.

Methods for production of, and the technology of, these crates have been steadily improved in past years, resulting in Ifco's having an number of different crates currently in circulation in its pool. Ifco, in response to a need for standardization, which reduces the number of crate types, would like to partly renew and partly expand the crate pool.

Cooperation between the parties additionally shall contribute to continuous improvement of the crates and/or joint development of new types of crates.

Since August 22, 1997, a contract regarding Development and purchase of multi-path plastic containers (1997 supply agreement) has been in effect. At the time this contract was entered into, Ifco operated under the name Ifco International Food Container Organization GmbH. On SWS's side, the firm Schoeller Plast Industries GmbH was partner to the agreement. In a December 1998 contract, Schoeller Plast Industries GmbH, with Ifco's consent, transferred all rights and duties from the 1997 supply agreement to SWS, effective December 31, 1998. The latter at that time was operating under the name Schoeller Plast AG. In October 2001, MTS Ecologistics Administration GmbH was merged into Ifco. As a consequence of this, Ifco inherited the logistics business that was previously carried on by MTS Ecologistics Administration GmbH.

The parties intend to use this contract to produce a new wording of all rights and duties from previous contracts by and between them.

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2.) Product.

2.1.
As part of this contract, the crate types specified in greater detail in attachments 1 and 4 (designated in this contract as Ifco products) are to be produced and delivered by SWS to Ifco. If the parties agree to the introduction of new crate types in this contract, then attachments 1 and 4 shall be appropriately updated.

2.2
Two basic production paths shall be provided:
-production from recycled material, and
-production from new material.

Recycled material shall normally be obtained by having SWS take old crates from Ifco to its manufacturing shops and grind (shred) them down into a granulate, and produce new crates from this granulate. Ifco shall be obligated to make ready at SWS shops at least a 2-day, and at most a 2-week supply of crates for shredding, calculated according to the average daily requirements as per the particular valid binding production and delivery plan.

By way of exception, after prior agreement of the parties to the production plan, SWS shall bring mobile shredders to the Ifco depots, in order to grind crates provided by Ifco into granulate there. The cost of delivering the mobile shredders to and from the Ifco depots shall be borne by Ifco in an amount which was communicated by SWS to Ifco prior to the agreement on use of the mobile shredder. This granulate shall be transported by Ifco at its own expense to the production shops of SWS. Ownership of the granulate shall remain with Ifco until crates are produced from this granulate.

With both methods for obtaining recycled material, SWS, with in the framework of the agreed-on price, shall be obligated to responsibly carry out all the production steps after delivery of crates until obtaining usable granulate. In case the shredder is at SWS's plant, Ifco shall be obligated to transport the Fcrates at it expense to the SWS plant. Any further transport of ground material from the shredding plant shall become SWS's financial responsibility. Only in the case of mobile shredders shall Ifco make available crates for shredding at the agreed-upon Ifco depot, as well as transporting the completed granulate at its own costs to the production shops of SWS.

Ifco may demand that SWS take crates back and shred them only if the recycled material obtained thereby can be processed within two weeks for production of crates, for which there are binding orders from Ifco. It shall be assumed that the processing will result in a 2% loss of quantity of granulate. If demanded of it, SWS shall be obligated to keep enough shredder capacity available that the entire production from recycled material which is to take place according to the binding production and delivery plan, may be carried out from recycled material. SWS shall be obligated to come to agreement in the binding production and delivery plan, regarding the allocation demanded by Ifco on usage of recycled and new material. If Ifco does not make timely deliveries of crates for shredding, SWS shall be entitled to manufacture the crates named in the binding production and delivery plan from new material.

2.3.)
SWS shall produce the minimum delivery quantities set in item 3.2) in German and Swiss plants. SWS may demand that production be switched to other or additional locations, as long as this shall not result in higher transport costs for Ifco, or if the additional costs are assumed by SWS.
SWS shall be obligated to produce quantities of crates that exceed this in other non-European countries, if Ifco demands it, and takes on an obligation to take delivery of at least 500,000 units of Ifco products

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annually. If Ifco shall take delivery of 1,000,000 units of Ifco products, then the provisions hereunder shall be valid for delivery from this other production site. In the event that Ifco shall take delivery of between 500,000 and 1,000,000 units of Ifco products, the parties shall come to a prior agreement on a reasonable sharing by Ifco in SWS's additional costs of production at the other site. If SWS shall not meet the above-named obligation, then, without exclusion of other rights and claims, Ifco shall be entitled to commission a third party to produce in the other country. In this instance Ifco shall ensure that the third party enters into a licensing agreement with SWS under reasonable terms, and that the crates produced by the third party shall be delivered to the region hereunder or to other regions, such as the United States, filled only with fruits or vegetables.

3.) Quantities

3.1.)
Beginning on January 1, 2002, SWS shall be obligated to maintain, in a form always ready for production, at least 12 shape molds for Ifco products according to the description in attachment 2 hereunder.

Both parties shall pursue the goal that not later than September 30, 2002, SWS shall at all times be prepared to come up to the annual 16,000,000-crate production capacity.

SWS shall be obligated not later than September 30, 2002, to maintain 19 shape molds for production of Ifco products. If, due to technical changes, SWS shall manage to achieve an annual 16,000,000-crate production capacity with fewer shape molds, then the acquisition of this smaller number of shape molds by September 30, 2002, shall suffice.

SWS shall only be obligated to purchase or lease additional shape molds, above and beyond these shape molds, if Ifco shall obligate itself to take delivery of an additional minimum of 1,200,000 crates for each additional shape mold for three years from the time the additional shape mold is made available. Should the additional shape molds only be needed to serve the Argentina market, then the minimum delivery of 1,200,000 crates per additional shape mold shall be credited to the crates produced in Argentina by subordinate licensing and with tool amortization.

3.2.)
Ifco shall be obligated to take annual delivery from SWS's German and Swiss plants of not less than 7,000,000 Ifco products of all types (all of the various types of crates combined) from January 1, 2002 until December 31, 2006.

3.3.)
SWS shall be obligated to increase the annual produced and delivered quantity to 19,000,000 crates, if Ifco has, six months in advance, placed a binding order for this quantity hereunder.

4.) Production plan

4.1.)
Not later than 6 weeks prior to the start of a quarter, the parties shall agree to binding quarterly production and delivery plans. These shall specify in obligatory terms the following for the parties:
- the quantity per type of crate to be delivered, as per attachments 1 and 4.
- the means of production, whether recycled or new material, for each crate delivered.
- which types of crate shall be provided and taken delivery of each week, and in what quantity.
- the number of crates SWS shall shred each week, processing them into granulate.

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- the production plant and if necessary the country of production.

4.2.)
In addition to the binding production and delivery plans as per 4.1), the parties shall determine with each other non-binding continuing production and delivery plans for each 12-month period to follow.

4.3.)
The explanations necessary for the production and delivery plans shall be issued by Ifco solely from its central office at 15 Zugspitzstrasse, Pullach 82049, Germany.

5.) Delivery

5.1.)
Delivery of produced crates, and their collection by Ifco, shall take place weekly according to the binding production and delivery plan.

5.2.)
SWS shall have met its obligation if it makes available crates in the agreed quantity per type at its own production shops in the proper packaging (see 5.4) for Ifco to take delivery of.

5.3.)
Risk shall have been passed in regard to taking delivery when the goods pass over the edge of the transport vehicle.

5.4.)
SWS shall pack the crates on Europalettes to be specified in more detail by Ifco, and shall, if Ifco desires it, enclose these in the manner customary in trade, subject to reimbursement by Ifco in the amount of 0.05 euros per crate.

5.5.)
Ifco shall assume the cost and risk of loading delivered crates and transporting them to Ifco depots.

6.) Default

6.1.)
The weekly delivery deadlines agreed on in the binding production and delivery plan shall be binding. If SWS shall default in delivery, then SWS, without exclusion of other rights and claims by Ifco, shall pay the following default penalties to Ifco:
- for default of 2 weeks (8 to 14 days), 0.05 euros per crate.
- for default of 3 weeks (15 to 21 days), 0.10 euros per crate.
- after the third week (more than 22 days), 0.15 euros per crate.

Ifco shall only be authorized to invoice these contractual penalties at the end of the year with the invoices for deliveries by SWS.

6.2.)

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SWS shall transmit a written communication to Ifco 7 working days before each delivery deadline regarding which products are ready for delivery. This delivery message shall indicate the location at which the goods to be delivered may be checked by Ifco prior to taking delivery.

7.) Warranty

7.1)
The parties agree that the granulate used by SWS and the crates to be delivered by SWS shall exhibit the condition indicated in attachment 4.

However, Ifco shall bear responsibility for ensuring that the crates that are to be processed into recycled items, shall have originally been produced by SWS, having no impurities that make them unsuited for production of new crates free of defects. Excepted from this shall be impurities deriving from SWS's area of responsibility.

If the crates delivered by SWS contain base materials that may not be used for food transport as of the time of production, then SWS, with the proviso of the regulation in the previous paragraph, shall take back the crates and deliver new crates to Ifco at its own expense which do not exhibit this defect.

SWS shall be obligated to carry out, at its own expense, tests of base materials that are to be used for food transport, according to the particular valid guidelines of the European Union.

7.2.)
In an instance that crates produced by SWS, or the production of these crates, shall violate proprietary rights of third parties, SWS shall hold Ifco harmless in a relation per se from all claims of such third party for violation of proprietary rights. No further duties for SWS to make good shall exist. SWS shall not be obligated to do its own patent research.

Ifco shall immediately notify SWS of claims submitted to Ifco. SWS shall undertake to defend against these claims at its own expense and independently. If claims shall be acknowledged by SWS, or if SWS or Ifco shall be convicted, then SWS shall compensate the creditor directly for the appropriate amounts, or shall assume the invoice for execution of judgment.

7.3.)
Ifco shall be authorized to refuse delivery of Ifco products that deviate from the agreed-on condition, and not take delivery of them. Ifco shall have the right, through submission of a written communication to SWS, to assert a claim, in which the rejected products and the reason for rejection shall be indicated. However, such notifications of rejection for technical inadequacies that were able to be determined by their nature or through spot checks, shall only be effective if they shall be submitted within fourteen working days after the crates to be rejected were made available at SWS for delivery. For technical inadequacies which, due to their nature or through spot checks, could not be determined, rejection notices shall only be valid, if they are submitted within four months after the crates to be rejected were made available at SWS for delivery. Ifco may demand that, within a reasonable time after receipt of such rejection notices, SWS exert itself to the best of its ability to eliminate the defect and deliver defect-free crates to Ifco. When rejecting crates, Ifco may, as it chooses, either demand a credit for the invoice in question, or delivery of defect-free crates, without Ifco incurring costs thereby. If SWS so demands, Ifco shall return all rejected crates to SWS at the latter's expense. SWS shall assume all transportation costs, including packaging, loading, dispatching and off-loading of such crates, as long as the items shall be returned from locations in Europe.

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7.4.)
The parties are in agreement that a technical defect shall exist in an instance where crates break, only if a crate of the 64xx generation (manufacture with 64xx shape molds) breaks, in spite of usage in accordance with directions, and while complying with SWS handling instructions (see attachment IV) within five years following initial delivery, and the breakage rate of 1.25% per cycle is exceeded. SWS shall bear the burden of proof that usage was not in accordance with directions, or that the SWS handling instructions were not complied with.

If in accordance with this, a technical defect does exist, then, if Ifco demands it, SWS shall take back the following percentages of broken crates which exceed the above-mentioned breakage rate, and replace them with new crates:




     Age of Ifco  products             Percentage of broken Ifco products which
                                       exceeds the breakage rate, which shall be taken back by SWS and replaced.


     up to two years                                   100%

     from two to three years                            75%

     from three to four years                           50%

     from four to five years                            35%

If the age of Ifco products cannot be individually determined, the age shall be determined statistically in such a way that at the end of each calendar year

a) The number and age (by years) of all crates of the 64xx generation which have been delivered by SWS to Ifco, are determined, and
b) The relationship derived from this of the statistical age of the crates is based on the previous calculation of duties to take back. For an example, see attachment V.

However, this shall only be valid with the understanding that all crates whose age exceeds five years shall be removed from the computation. If this shall not be possible, then the parties shall come to a different agreement regarding a reasonable rule.

The breakage rate hereunder shall be determined from the number of broken crates discarded by Ifco in a calendar quarter of the 64xx type (according to Ifco breakage statistics), divided by the number of 64xx crates retained during that quarter by Ifco (according to the return vouchers or goods receipt vouchers for returns from customers), times 100.

In order to check the correctness of Ifco's breakage rate data, SWS shall have the right to inspect Ifco's breakage statistics, and audit the figures submitted by Ifco using Ifco's books, as well as to conduct on-location checks of broken crates. In this regard, at its own expense, SWS may make use of persons who are obligated to silence due to their profession, such as attorneys, certified public accountants, or tax consultants.

7.5.)

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If nothing contradictory has been specified above, all rights and claims of Ifco against SWS due to defects of crates delivered or to be delivered, shall be excluded.

8.) Price

8.1.)
The price for crates using new materials shall be governed by attachment 3 hereunder.

In the period from January 1, 2002, until December 31, 2006, the production prices per crate named in attachment 3 shall rise as follows, as long as the annual quantities of Ifco products are taken delivery on by Ifco as presented in what follows:

     Number of Ifco products taken                         Price increase
     delivery of per year

     from 11 to 12 million                        0.03 euros per crate
     from 10 to 11 million                        0.06 euros per crate
     from  9 to 10 million                        0.09 euros per crate
     from 8 to 9 million                          0.12 euros per crate
     from 7 to 8 million                          0.15 euros per crate

Computational example:

Assume a production price per crate according to attachment 3 hereunder of 1.15 euros, with 12 million crates produced annually. If delivery is taken annually of only 9,500,000 crates, then the piece price for the 9,500,000 crates taken delivery of is 1.24 euros per crate.

If SWS does not make available the 19 form shapes agreed on in item 3.1 hereunder, with a capacity of 16,000,000 crates annually, then the prices agreed to under attachment 3 shall be valid, as long as Ifco takes delivery of at least 8,000,000 Ifco products per year. If in this instance Ifco remains under the annual amount of 8,000,000 items, a price increase of 0.15 euros per crate shall be charged.

Each price increase shall be determined at the end of each calendar year. It shall be paid by Ifco after being invoiced by SWS within 60 days.

8.2.)
If using recycled material, SWS shall compute a production surcharge on the price as per section 8.1 of 0.10 euro per kg. In the event a mobile shredder is used, the price shall be increased by an additional 0.025 euro per kg. All SWS costs due to the shredder, granulation, production steps connected therewith and the storage of granulate, shall be subject to these surcharges.

8.3.)

SWS shall submit an invoice typical to the trade for each delivery. This shall be due within 60 days of Ifco's receipt of the invoice. SWS shall be authorized to submit the invoice at the earliest one week after production or upon Ifco's taking delivery of goods, whichever comes first.

9.) Exclusivity

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During the term hereunder, SWS shall be the exclusive supplier of Ifco products
(item 2.1) within the area of this contract's validity (item 14.2), to Ifco and to companies affiliated with Ifco. Ifco and the companies affiliated with Ifco shall place orders for Ifco Products (item 2.1) within the area of this contract's validity (item 14.2), exclusively with SWS. Ifco shall ensure that this exclusivity shall also be observed by the companies affiliated with it.

During the term hereunder, SWS and the companies affiliated with it shall at no time be authorized, without express prior written consent of Ifco, to offer for sale Ifco products to persons or companies other than Ifco, to market them, or to sell them. SWS shall ensure that this prohibition shall also be heeded by the companies affiliated with it. However, SWS shall remain authorized to subcontract its own production.

10.) Confidentiality

Both parties shall be obligated in favor of the other party to treat all information, technical data or knowledge regarding Ifco products, or the development of new Ifco products, as confidential, as long as nothing else is expressly permitted hereunder, or required by law. The duties from this section shall also be valid for legal successors of the particular parties.

11.) Further development of products

11.1.)
SWS shall constantly make careful efforts to improve existing Ifco products, and shall inform Ifco without delay about the results of such improvement efforts. In developing and improving, SWS shall pursue the goals of ensuring light-weight construction, recyclability and maximum stability. SWS shall inform Ifco without delay about possible improvements, innovations and developmental results.

11.2.)
Ifco shall exert itself to support SWS's improvement in products by providing information about:
- defects that regularly appear.
- desired improvements, if possible in the form of technical specifications.
- news about new market requirements.
- possible innovations.
- possible additions to the existing product line.
- reports on experience gained, which may contribute to improvement of existing products, as well as suggestions for newly configuring the outward shape of crates.

11.3.)
Both parties are in agreement that continuous further development of existing products shall trigger no additional costs for Ifco. If improvements or further developments as provided for by this section 11 make it necessary to alter the means of production, then SWS shall be obligated to take these measures only if the parties shall reach prior agreement regarding the division of costs caused by these measures.

12.) Development of new products.

12.1.)
New products are all products which either:

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- differ from existing Ifco products in certain characteristics (everything apart from size, color, and/or weight), with these characteristics having been specially developed for transport of certain goods or a particular type of goods; or,
- are existing Ifco products, which are improved substantially by an invention.

12.2.)
New products shall be developed either by commission of Ifco, or independently by SWS with no Ifco commission.

12.3.)
If SWS, not commissioned by Ifco, shall develop a new product in an area of the spectrum (pool area) of interest to Ifco, then SWS shall be obligated initially to offer Ifco exclusive rights to purchase it. If, after a reasonable testing time not to exceed two months after the purchase offer, Ifco declines to purchase the new product offered, then no costs shall accrue to Ifco. SWS shall then be free to offer the product to any third party. In the event it is in fact purchased, then the new product shall be subject to all provisions hereunder, particularly that of exclusivity.

12.4.)
If Ifco wants a new product to be developed, then Ifco shall provide SWS with a duties record book, in which are presented the requirements for the new product, as well as concluding with a description of it. Within about two weeks after obtaining the duties record book, SWS shall submit to Ifco a notification bid, which shall provide, as exactly as possible, the conditions for development of the new product, such as sharing in external development costs, the price of the new product, future minimum quantities to take delivery of, ownership and usage rights in commercial proprietary rights, means of inclusion in this contract, etc. Both parties shall be obligated to negotiate regarding the bid in bona fide fashion with the goal of ensuring mutual exclusivity. If the parties shall fail to reach agreement, Ifco shall be authorized to permit the new product to be developed by a third party.

13.) Intellectual property

13.1.)
The parties are in agreement that all commercial proprietary rights regarding the Ifco products existing when this contract was entered into, shall remain the exclusive property of Ifco or of companies affiliated with it. Not included in this is production know-how, which may be exercised free of charge in unlimited fashion by SWS, even after the expiration of this contract, as long as such usage violates no existing commercial proprietary rights of Ifco or of companies affiliated with Ifco.

13.2.)
The parties further are in agreement that during the term hereunder, SWS shall have an exclusive and free right to use Ifco's intellectual property, if and when this shall be necessary for manufacture of Ifco products, as well as for meeting obligations hereunder. In the event that the necessary rights, patents, or utility models necessary for meeting obligations hereunder shall be held by an Ifco subsidiary, Ifco shall be obligated to provide SWS a free license for the duration hereunder, if and when this should be necessary for the manufacture of Ifco products as well as for meeting obligations hereunder.

13.3.)
In an instance in which third parties shall make claims for intellectual property claimed by Ifco, SWS shall inform Ifco without delay. The parties hereunder shall then jointly decide whether the right, patent or utility

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model shall continue to be used. If SWS shall make claim for an invention, because in SWS's opinion it was made by SWS prior to the 1997 supply agreement and before this contract, then SWS shall inform Ifco of such inventions. If no notification shall be made within six months after the signing of this contract, then SWS shall lose the right to claim an invention in accordance with this.

14.) Term and geographical extent

14.1.)

This contract shall run until December 31, 2009. It shall in each instance be extended by one year, if neither party shall give one year's notice of intent to terminate it, effective upon its expiration.

14.2.)
Even after termination of the contract, SWS shall retain ownership rights of all molded shapes existing for the manufacture of Ifco products. SWS shall be obligated, if demanded by Ifco, to cede the molded shapes after expiration of this contract (if no notification for a weighty reason shall be given) to Ifco, or a third party named by Ifco, for usage in return for payment of a fee of
600.00 euros per day, plus the statutory value added tax. The obligation to cede shall end at the time at which further usage of molded shapes makes necessary repair or maintenance measures, unless Ifco or a third party named by Ifco shall declare its willingness to carry out these measures at its own expense. As part of the above-mentioned duty to cede, SWS shall also make available to Ifco, or a third party named by Ifco, the construction drawings of all molded shapes employed hereunder. During the cession period, the construction drawings may be used to manufacture Ifco products. As soon as the cession shall lapse, the construction drawings shall be returned to SWS.

14.3.)
This contract shall be valid for all Ifco transactions in Europe, South Africa and South America, with the exception of Argentina. Europe shall be understood to include Greenland, Russia west of the Urals, Turkey, Morocco, Israel and Cyprus. The contract shall also be applicable to crates that are used for export from Argentina, and are included in the pool of the importing country following the initial leasing, regardless of where these crates shall be exported to. Crates from Argentina shall be filled only with fruits or vegetables for delivery in the area covered hereunder, or in another area, such as in the United States.

14.4.) Either party shall have the right to give notice of termination of this contract for weighty reasons with no delay, if:
- the other party shall commence insolvency proceedings, or bankruptcy proceedings have been initiated in regard to the property of the other party;
- the other party ceases operations;
- considerable portions of the other party's property have been auctioned off due to distraint, or this auctioning is imminent.

14.5.)
During the term of this contract, and if this contract shall be terminated prematurely for a justifiable weighty reason by Ifco, SWS shall be obligated, over a period of 2 years after its termination, neither on its own nor through subsidiary companies or legal successors or third parties, regardless of what type, neither in an operational cooperative, nor as shareholder, licensee, commercial representative or similar condition, to manufacture, assemble, market, sell or otherwise distribute in any fashion, Ifco products. If SWS shall violate this duty, it shall owe Ifco a contractual penalty of 250,000.00 euros a single instance.

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14.6.)
In addition, the parties shall mutually be obligated for the term hereunder, as well as a period of 2 years following the termination of this contract, not to hire any employees of the other party who were working there during the term hereunder. This obligation shall also extend to subsidiary companies. The party that violates this obligation shall owe the other a contractual penalty of 250,000.00 euros for a single instance.

15.) Cession of contractual rights

Without prior written consent of the other party, neither party shall cede rights hereunder, except to a subsidiary company of the particular obligee party. Consent of the other party hereunder shall always be required for transfer of the overall rights and duties hereunder.

16.) Sundry provisions

16.1.)
Collateral agreements shall not be entered into. Changes and supplements hereunder shall be in written form. This shall also hold true for the exclusion of this written-form clause.

16.2.)
Should one of the provisions hereunder be or become null, then the contract shall in other respects remain valid. The parties shall fill the gap through a clause that commercially comes the closest to the void clause.

16.3.)
German internal state law shall be valid for this contract, except for the United Nations law on sales. Agreement is reached that Munich shall be the legal venue.

Pullach, that       28.03.02
              ---------------------------



         /s/ Karl Pohler   /s/ Wolfgang Orgeldinger
---------------------------------------------------
Ifco Company


Romont, that        02.04.2002
             -------------------------



         /s/ Walter Hirsch /s/ Christian Nobs
---------------------------------------------------
SWS Company


         /s/ Rene Wolfkamp /s/ Erik De Boks